Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group Announces Exercise of Underwriters' Option on NVCC Preferred Share Issue

July 5, 2017 - TORONTO - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced that, in connection with its previously announced domestic public offering of 12 million 4.50% Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 16 (the “Series 16 Shares”), the underwriters have exercised their option (the “Underwriters’ Option”) to purchase an additional 2 million Series 16 Shares at a price of $25.00 per share. TD will receive additional gross proceeds of $50 million from the exercise of the Underwriters’ Option, increasing the total size of the offering to $350 million. Closing of the Underwriters’ Option is expected to occur concurrently with the closing of the public offering on July 14, 2017.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had CDN$1.3 trillion in assets on April 30, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Investor Relations

416-308-9030

Alison Ford

Media Relations, Corporate & Public Affairs

416-982-5401